SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2005.
Commission File Number 00110691
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB, England
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110804) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION, DIAGEO CAPITAL PLC AND DIAGEO FINANCE B.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Diageo plc
20 September 2005	By:	/s/ John Nicholls
		Name:	John Nicholls
		Title:	Deputy Company Secretary

     The attached materials are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended:
1.	Amended and Restated Distribution Agreement, dated as of September 20, 2005, among Diageo Capital plc, Diageo Finance B.V., Diageo Investment Corporation and Diageo plc, on the one hand, and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.